UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

(Exact name of registrant as specified in its charter)

Office A-E, 33/F, King Palace Plaza

55 King Yip Street, Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On November 7, 2025,New Century Logistics (BVI) Limited (the “Company”) issued a press release, included herewith as Exhibit 99.1, announcing that it expects to implement a 1-for-8 reverse stock split effective November 14, 2025, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day.

In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, included herewith as Exhibit 3.1, with the Registry of Corporate Affairs of the British Virgin Islands on October 9, 2025 to reduce the authorized number of shares of the Company’s common stock from 100,000,000 shares to 12,500,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, with no par value. The Board of Directors of the Company approved the reverse stock split on October 3, 2025. No stockholders’ approval of the reverse stock split is required pursuant to BVI law.

The information, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

New Century Logistics (BVI) Limited

By:	/s/ Ching Shun Ngan
Ching Shun Ngan Chief Executive Officer

Date: November 7, 2025

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